

October 8, 2010

Michael R. Cole
Chief Financial Officer
Universal Forest Products, Inc.
2801 East Beltline NE
Grand Rapids, MI 49525

> **RE: Universal Forest Products, Inc.**
> **Form 10-K for the Fiscal Year Ended December 26, 2009**
> **Filed February 23, 2010**
> **Definitive Proxy Statement on Schedule 14A filed March 4, 2010**
> **Forms 10-Q for the Periods Ended March 27 and June 26, 2010**
> **File No. 000-22684**

Dear Mr. Cole:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 26, 2009

Cover Page

1. We note the disclosure on the cover page that your common stock is registered pursuant to Section 12(g) of the Exchange Act. However, it appears that you should identify your common stock as registered pursuant to Section 12(b) of the Exchange Act. In this regard, we note that your common stock appears to have been subject to the Commission's order set forth in Release No. 34-54240 (July 31, 2006). In future filings revise your cover page accordingly. In doing so,

please identify on your cover page the exchange with which your common stock is registered.

Item 9A. Controls and Procedures, page 13

2. We note your disclosure on page 21 of Exhibit 13 and specifically the descriptions of your internal control over financial reporting. These descriptions appear to be based on the definition of internal control over financial reporting set forth in Rules 13a-15(f) and 15d-15(f) under the Exchange Act but do not fully conform to the definition set forth in those rules. Please confirm, if true, that your management's conclusion regarding effectiveness is based on the full definition of internal control over financial reporting set forth in the applicable rules and revise your disclosure accordingly in future filings. Alternatively, you may simply state, if true, that your management concluded on the applicable dates that your internal control over financial reporting was effective.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters, page 15

3. In future filings, please account for the total number of securities in column (c) of the equity compensation plan table by disclosing in a footnote the information required by Instruction 6 to Item 201(d) of Regulation S-K.

Item 15. Exhibits, Financial Statement Schedules, page 15

4. In future filings, please file or incorporate by reference your performance bonus plan and deferred compensation plan described on pages14 and 16, respectively, of your definitive proxy statement.

5. Please be advised that no document on file with the Commission for more than five years may be incorporated by reference, subject to certain limited exceptions. See Item 10(d) of Regulation S-K. We note that some of the exhibits you incorporate by reference, such as exhibit 10(f), have been on file with the Commission for more than five years and do not appear to satisfy any of the exceptions listed in Item 10(d). Please revise your exhibit list accordingly in future filings.

6. We note that you filed with your Form 10-Q for the quarterly period ended September 26, 2009, the schedules and exhibits to your credit agreements listed as exhibits 10(i)(4), (i)(5), and (j)(2). In future filings, please include in your exhibit list a reference to the Form 10-Q with which you filed such schedules and exhibits.

Definitive Proxy Statement on Schedule 14A

7. We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Leadership Structure and the Board's Role in Risk Oversight, page 8

8. We note that three individuals serve separately as your chairman, chief executive officer, and lead director. In future filings, please discuss your reasons for determining that this leadership structure is appropriate given your specific characteristics or circumstances. See Item 407(h) of Regulation S-K.

Executive Compensation, page 12

Compensation Discussion and Analysis, page 12

Compensation Program Components, page 13

Base Salaries, page 13

9. We note your disclosure that Mr. Webster's 10.1% increase in his salary was "attributable to his promotion to president…on January 1, 2009." We also note your response to comment six in our letter dated September 16, 2009, that "Mr. Webster's [24.5% increase in salary] was attributable to his promotion to President…." With a view toward disclosure in future filings, please tell us whether Mr. Webster's promotion to president resulted in a predetermined schedule of annual salary increases or whether these consecutive annual increases are attributed to factors beyond Mr. Webster's January 2009 promotion. Please describe for us the schedule of increases or other factors, as applicable.

Annual Incentive Compensation, page 14

10. We note your description of your annual incentive compensation plan. With a view toward disclosure in future filings, please address the following:

- Explain how actual corporate and business unit return on investment (ROI) translated into particular bonus pool amount(s) from which each named executive officer is allocated a percentage in the form of an annual incentive bonus.

- Disclose the bonus pool amounts from which each named executive officer was paid.

- Describe how each named executive officer's percentage allocation was determined.

- Clarify why the table on page 15 indicates that Mr. Glenn's "Allocation of Participation in Aggregate Company Bonus Pools" was 6.3%, whereas your disclosure on page 14 states that Mr. Glenn's total allocation from the "corporate Business Unit bonus pool" totaled 20%.

Long-Term Stock Incentive Plans, page 16

11. With a view toward disclosure in future filings, please describe for us how you determined the conditional stock grant amounts that you made in 2009. See Item 402(b) of Regulation S-K.

Forms 10-Q for the Quarterly Periods Ended March 27 and June 26, 2010

Item 6. Exhibits

Exhibits 31(a) and (b)

12. In future filings, please file your certifications exactly as set forth in Item 601(b)(31)(i) of Regulation S-K without the word "quarterly" in paragraph 2.

Please respond to these comments by providing the supplemental information requested within ten business days or tell us when you will provide us with a response. Please provide us with a supplemental response that addresses each of our comments. Please file your supplemental response on EDGAR as a correspondence file. We may raise additional comments after we review your responses.

To expedite our review, you may wish to provide complete packages to each of the persons named below. Each package should include a copy of your response letter and any supplemental information.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Hagen Ganem, Staff Attorney, at (202) 551-3330 or, in his absence, Dietrich King, Staff Attorney, at (202) 551-3338, with any questions.

Sincerely,

Pamela Long
Assistant Director